CONTACT:

Ronald W. Hasek
(412) 456-4459

                                                      FOR IMMEDIATE RELEASE


   PITTSBURGH, PA  July 20, 2004. . . . . Ampco-Pittsburgh Corporation
(NYSE: AP) had sales of $53,646,000 and $100,432,000 for the three and six months ended June 30, 2004, respectively, against sales of $45,495,000 and $89,025,000 for the comparable prior year periods. Net income for the three months ended June 30, 2004 and 2003 was $840,000 or $0.09 per share and $391,000 or $0.04 per share and for the six months ended June 30, 2004 and 2003 was $2,048,000 or $0.21 per share and $588,000 or $0.06 per share, respectively. Income from operations approximated $1,571,000 and $3,193,000 for the three and six months ended June 30, 2004 against $1,507,000 and $2,197,000 for the comparable prior year periods. Amounts for 2003 are after the reclassification of results for the Plastics Processing Machinery segment to discontinued operations, which was sold in August 2003. During the three and six months of 2004, the Corporation incurred pre-tax legal costs of approximately $223,000 and $728,000, respectively, for case management and insurance recovery relating to lawsuits filed in connection with asbestos-containing products manufactured decades ago in comparison to $669,000 and $1,273,000 for the same periods of the prior year.

   Although sales improved significantly in the quarter, margins of the Forged and Cast Rolls segment were adversely impacted by unprecedented increases in the cost of steel scrap, alloys and natural gas. Selling price surcharges have been imposed on incoming orders; however, the level of order backlog is such that it will be towards year end before the escalation in costs will begin to be recovered. In addition, the U.K. operation was further impacted by one-time operational problems resulting in losses for the quarter. Despite increased sales, the results of the Air and Liquid Processing segment, after adjustment for the reduction in the asbestos-related costs mentioned above, were close to flat with those of the same quarter in 2003 and are reflective of competitive pressures on prices as demand in the construction and energy sectors remains weak.

  The outlook for the balance of the year is for continued weakness in both segments. The financial condition of the Corporation remains strong.





                                   # # #





                       AMPCO-PITTSBURGH CORPORATION
                             FINANCIAL SUMMARY





                           Three Months Ended June 30, Six Months Ended June 30,
                               2004        2003            2004          2003


Sales                     $53,646,000  $45,495,000    $100,432,000  $ 89,025,000


Income from operations      1,571,000    1,507,000       3,193,000     2,197,000
Other income (expense)-net     86,000     (155,000)        268,000      (401,000)

Income before income taxes  1,657,000    1,352,000       3,461,000     1,796,000
Income tax provision          817,000      777,000       1,413,000     1,069,000

Net income from continuing
 operations                   840,000      575,000       2,048,000       727,000

Discontinued operations:
 Loss from operations               -     (271,000)              -      (189,000)
 Income tax benefit                 -      (87,000)              -       (50,000)
                                    -     (184,000)              -      (139,000)


Net income                $   840,000 $    391,000     $ 2,048,000  $    588,000


Basic and diluted
 earnings per share:

  Net income from
   continuing operations $      0.09 $       0.06      $      0.21  $       0.08

  Net loss from dis-
   continued operations  $         - $      (0.02)     $         -  $      (0.02)

  Net income             $      0.09 $       0.04      $      0.21  $       0.06



